Exhibit 12.1
KLA-Tencor Corporation
Computation of Ratio of Earnings to Fixed Charges

	Fiscal year ended June 30,
(In thousands, except ratios)	2013	2012	2011	2010	2009
Earnings (losses):
Income (loss) before income taxes	$690,621	$974,094	$1,110,066	$291,181	$(602,531)
Add back fixed charges:
Interest expense	54,176	54,197	54,328	54,517	55,339
Amortization of bond issuance costs	735	735	735	735	735
Interest portion of rental expense	3,081	3,008	2,834	3,687	4,114
Total adjusted earnings (losses)	$748,613	$1,032,034	$1,167,963	$350,120	$(542,343)

Fixed charges:
Interest expense	$54,176	$54,197	$54,328	$54,517	$55,339
Amortization of bond issuance costs	735	735	735	735	735
Interest portion of rental expense	3,081	3,008	2,834	3,687	4,114
Total fixed charges	$57,992	$57,940	$57,897	$58,939	$60,188

Ratio of earnings to fixed charges	12.9	17.8	20.2	5.9	(a)
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(a) Earnings were inadequate to cover the fixed charges by $602.5 million in the fiscal year ended June 30, 2009.
For purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from adding earnings before income taxes, plus fixed charges. Fixed charges for these purposes include interest expense, amortization of bond issuance costs, and one-third of rental expense, which KLA-Tencor considers to be a reasonable approximation of the interest factor included in rental expense.